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                                                                                             EXHIBIT (12)(a)

                                                 PACIFICORP
                                     STATEMENTS OF COMPUTATION OF RATIO
                                        OF EARNINGS TO FIXED CHARGES
                                          (IN MILLIONS OF DOLLARS)


                                                       YEAR ENDED DECEMBER 31,                  Nine Months
                                           _______________________________________________         Ended
                                           1990       1991      1992       1993      1994     Sept. 30, 1995
                                           ____       ____      ____       ____      ____     ______________

Fixed Charges, as defined:*
  Interest expense.....................  $  431.2   $  428.0  $  409.7   $  377.8  $  336.8      $ 282.2
  Estimated interest portion
    of rentals charged to expense......      23.3       20.4      17.1       20.1      19.5         13.8
  Preferred dividend requirement of
    majority-owned subsidiary..........       4.2          -         -          -         -            -
                                          _______    _______   _______    _______   _______        _____

          Total fixed charges..........  $  458.7   $  448.4  $  426.8   $  397.9  $  356.3       $296.0
                                          _______    _______   _______    _______   _______        _____
                                          _______    _______   _______    _______   _______        _____

Earnings, as defined:*
  Income from continuing
    operations.........................  $  413.4   $  446.8  $  150.2   $  422.7  $  468.0       $377.3
  Add (deduct):
    Provision for income taxes.........     179.1      176.7      90.8      187.4     249.8        175.1
    Minority interest..................      18.1       14.1       8.4       11.3      13.3         18.1
    Undistributed income of
      less than 50% owned affiliates...         -       (1.8)     (5.7)     (16.2)    (14.7)       (10.4)
    Fixed charges as above.............     458.7      448.4     426.8      397.9     356.3        296.0
                                          _______    _______   _______    _______   _______        _____

          Total earnings...............  $1,069.3   $1,084.2  $  670.5   $1,003.1  $1,072.7       $856.0
                                          _______    _______   _______    _______   _______        _____
                                          _______    _______   _______    _______   _______        _____

Ratio of Earnings to Fixed Charges.....      2.3x       2.4x      1.6x       2.5x      3.0x         2.9x
                                             ____       ____      ____       ____      ____         ____
                                             ____       ____      ____       ____      ____         ____

_______________

*"Fixed charges" represents consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries.  "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c)
minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and
(e) undistributed income of less than 50% owned affiliates without loan guarantees.

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